FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK DECLARES DIVIDEND OF $0. 35 PER SHARE FOR THE QUARTER ENDING MARCH 31, 2008

Athens, Greece, April 16, 2008 - Star Bulk Carriers Corp. (NASDAQ:SBLK) announced today that its Board of Directors declared a cash dividend on its common stock of $0. 35 per share for the first quarter ending March 31, 2008 .. The dividend will be payable on or about May 26 , 2008 to shareholders of record as of May 16 , 2008 ..

This is the second consecutive quarterly dividend declared by the Company, since the completion of the Redomiciliation Merger on November 30, 2007, by which Star Maritime has merged with and into Star Bulk with Star Bulk as the surviving entity. Star Bulk intends to pay quarterly cash dividends to the holders of its common shares, in February, May, August and November.

Akis Tsirigakis, President and CEO of Star Bulk commented: “We are pleased to declare a quarterly dividend of $0.35 for our first full quarter of operations marking an importan t milestone for Star Bulk. Based on this quarterly dividend, the annual yield is about 11.3%, represents just 53% of our expected free cash flow and is supported by a healthy balance sheet with about 29% debt to fleet value. Our fleet is now contracted 100% for 2008 and 71% for 2009 providing for visible long-term earnings and secure dividends. We expect that the declaration of the full quarterly dividend will be the catalyst that will accelerate the conversion of warrants into shares and bring more cash into the company. "

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of ten dry bulk carriers, plus definitive agreement to acquire one further dry bulk carrier. The total fleet consists of three Capesize, one Panamax and seven Supramax dry bulk vessels with an average age of approximately 10 years and a combined cargo carrying capacity of 981,648 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

CONTACTS:
Company:
George Syllantavos
CFO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
E-mail: ir@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated April 16, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President